EXHIBIT 12

                           PSEG POWER LLC
          COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES



                                           -------------------------
                                             For the Nine Months
                                             Ended September 30,
                                           -------------------------
                                              2001         2000
                                           -----------  ------------

Earnings as Defined in Regulation S-K (A):

Net Income                                       $292          $249
Income Taxes                                      199           172
Fixed Charges                                     159           103
                                           -----------  ------------
Earnings                                         $650          $524
                                           ===========  ============

Fixed Charges as Defined in
Regulation S-K (B):                              $159          $103


Ratio of Earnings to Fixed Charges               4.09          5.09
                                           ===========  ============

(A) The term "earnings" shall be defined as pretax income from continuing operations. Add to pretax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and
     (b) the actual amount of any preferred stock dividend requirements of majority-owned subsidiaries which were included in such fixed charges amount but not deducted in the determination of pretax income.

(B) Fixed Charges represent (a) interest, whether expensed or capitalized (b) amortization of debt discount, premium and expense.